GLOBAL corporate compliance

04024678

April 22, 2004

SUPPL

RECEIVED APR 29 2004 WASH. D.C. 181 SECTION

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: *Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)*
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Insider Trading Report for Richard DeVries – transaction date Feb 19 & Feb 24, 2004.

Yours truly,

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Global Corporate Compliance Inc.

Brenda Davis
Associate

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

Insider transaction detail - View details for issuer

Transactions sorted by : **Insider**
Issuer name : **Pacific lottery (Starts with)**
Filing date range : **March 1, 2004 - March 31, 2004**

Issuer name: Pacific Lottery Corporation

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - *Director or Senior Officer of 10% Security Holder*, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - *Deemed* Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" *reflects the" total number or value of* underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: DeVries, Richard Winston

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer

Security designation: Common Shares

205288	2004-02-19	2004-03-04	Indirect Ownership : Richard W. DeVries Professional Corporation	10 - Acquisition or disposition in the public market	-200,000	0.6100	15,110,333						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
205290	2004-02-24	2004-03-04	Indirect Ownership : Richard W. DeVries Professional Corporation	10 - Acquisition or disposition in the public market	-300,000	0.5300	14,810,333						

GLOBAL corporate compliance

April 22, 2004

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the Nine Monthes ended February 29, 2004
2. BC Form 51-901F
3. Confirmation of Mailing

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Brenda Davis
Associate
encl.

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403 216 8450 Fax: 403 216 8459 web: www.globalcci.com email: info@globalcci.com

GLOBEL
DIRECT

Combining Talent, Technology and Experience to Deliver More

Q3 Fiscal 2004

Nine Months Ended February 28, 2004
(unaudited)



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GLOBEL DIRECT

Q3 - 2004F
GLOBEL DIRECT, INC.
Consolidated Statement of Income
(unaudited)

	3 months ended February 29		9 months ended February 29	
	2004	**2003**	**2004**	**2003**
REVENUES				
Revenues from operations	**$ 2,700,289**	$ 4,957,878	**$ 10,028,464**	$ 14,475,517
EXPENSES				
Production	**1,494,940**	2,934,078	**6,303,545**	9,317,549
Administration	**964,714**	1,271,930	**3,040,115**	4,403,146
Selling & Marketing	**225,385**	343,318	**786,116**	1,173,387
Total expenses	**2,685,039**	4,549,326	**10,129,776**	14,894,082
Income (loss) from Operations	**15,250**	408,552	**(101,312)**	(418,565)
Non-operating losses (gains)	**(3,841,131)**	-	**(4,101,999)**	-
Bank charges & Interest expense	**265,493**	390,008	**782,652**	843,024
Amortization expenses	**167,737**	261,484	**573,427**	777,705
Earnings (loss) before taxes	**3,423,151**	(242,940)	**2,644,608**	(2,039,294)
Income taxes	**-**	-	**-**	-
Net earnings (loss)	**$ 3,423,151**	$ (242,940)	**$ 2,644,608**	$ (2,039,294)
(Deficit) retained earnings, beginning of year	**$ (12,192,675)**	$ (7,587,547)	**$ (11,414,132)**	$ (5,791,193)
Net earnings (loss)	**3,423,151**	(242,940)	**2,644,608**	(2,039,294)
	-	-	**-**	-
Deficit, end of year	**$ (8,769,524)**	$ (7,830,487)	**$ (8,769,524)**	$ (7,830,487)
Earnings per share (note 4 c)	**$ 0.10**	$ (0.01)	**$ 0.08**	$ (0.12)

GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended February 29 2004	Fiscal Period ended May 31 2003
ASSETS		
Current Assets		
Cash	$ 66,766	$ 163,211
Accounts Receivable	1,777,052	3,873,211
Inventory	153,215	246,733
Deposits and prepaid expenses	784,976	449,979
Total Current Assets	2,782,009	4,733,134
Capital assets	2,233,420	3,413,745
Investments at cost	49,471	24,471
Total Assets	$ 5,064,900	$ 8,171,350
LIABILITIES		
Current Liabilities		
Factor line of credit	$ 637,210	$ 1,125,966
Payables and accruals	2,557,608	4,036,574
Postage advances	642,410	1,046,504
Due to shareholder	45,000	45,000
Total current before long-term debt/debentures	3,882,228	6,254,044
Current portion of long-term debt	216,897	1,144,285
Convertible debenture - current portion	180,000	4,600,000
Total Current Liabilities	4,279,125	11,998,329
Due to affiliate	75,000	75,000
Long-term debt	1,078,570	1,715,892
Convertible debenture - long-term portion	2,606,700	-
Total Liabilities	$ 8,039,395	$ 13,789,221
SHAREHOLDERS' EQUITY		
Share capital	$ 5,732,115	$ 5,733,347
Contributed surplus	62,914	62,914
Retained earnings	(8,769,524)	(11,414,132)
Total Shareholders' Equity	$ (2,974,495)	$ (5,617,871)
Total Liabilities & Equity	$ 5,064,900	$ 8,171,350

GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended February 29 2004	3 months ended February 29 2003	9 months ended February 29 2004	9 months ended February 29 2003
OPERATING ACTIVITIES				
Net income (loss)	$ 3,423,151	$ (242,940)	$ 2,644,608	$ (2,039,294)
Items not affecting cash:				
Depreciation, amortization	167,737	261,484	573,427	777,705
Other non cash items		56,795		56,795
Forgiveness of long-term debt	(2,289,496)		(2,289,496)	
Funds provided by (used in) operating activities	1,301,392	75,339	928,539	(1,204,794)
Changes in operating assets and liabilities:				
Accounts receivable	967,691	82,928	2,096,159	734,565
Prepaids and inventory	(191,342)	159,867	(241,479)	476,011
Accounts payable and accrued liabilities	(1,233,289)	275,253	(1,478,966)	255,586
Postage advances	(16,484)	(341,062)	(404,094)	(103,408)
Changes in operating assets and liabilities	(473,424)	176,986	(28,380)	1,362,754
Cash provided by (used in) operating activities	827,968	252,325	900,159	157,960
FINANCING ACTIVITIES				
Proceeds from factor line of credit, net	(599,319)	(200,297)	(488,756)	941,306
Repayment of bank indebtedness	-	(76,098)	-	(1,913,980)
Proceeds from long-term debt		131,372		963,039
Repayment of long-term debt	(853,133)	(96,087)	(1,088,514)	(256,272)
Issuance of common shares, net of issue costs	-	-	(1,232)	-
Cash provided by financing activities	(1,452,452)	(241,110)	(1,578,502)	(265,907)
INVESTING ACTIVITIES				
Purchase of property and equipment	-	(54,914)	(8,032)	(234,977)
Sale of capital assets	614,930		614,930	
GIC's securing letters of credit	15,000		(25,000)	
Cash used in investing activities	629,930	(54,914)	581,898	(234,977)
Decrease (increase in bank indebtedness)	5,446	(43,699)	(96,445)	(342,924)
Cash (bank indebtedness), beginning of period	61,320	101,712	163,211	400,937
Cash (bank indebtedness), end of period	$ 66,766	$ 58,013	$ 66,766	$ 58,013

Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of nine months ended February 29, 2004 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Unrecorded amounts

Certain transactions relating to the refinancing of lease commitments payable for the year ended May 31, 2002 were previously included in the future commitments disclosure and not recorded on the balance sheet. The Company has also restated its tax position as no taxes were deemed as payable or recoverable for the year ended May 31, 2003. As a result, the Company retroactively restated the following as at it's third quarter ended February 28, 2003:

	As reported	Change	Restated
Production expense	$ 8,354,510	$ 963,039	$ 9,317,549
Income tax recovery	$ (484,315)	$ 484,315	$ -
Net loss	$ (591,940)	$(1,447,354)	$(2,039,294)
Deficit, February 28, 2003	$(6,383,133)	$(1,447,354)	$(7,830,487)
Long-term debt	$ 517,200	$ 963,039	$ 1,480,239

3. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2003, the Corporations latest annual report.

4. Share Capital

a. Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2003	34,134,218	$5,733,347
Share issue costs		$ 1,232
Balance, February 29, 2004	34,134,218	$5,732,115

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2003 - 17,093,054). Diluted earnings per share have not been presented as they are not materially dilutive.

5. Factor line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ESC), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this lending facility, the Company can borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company will receive in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables and carries an equivalent interest rate of 34% per annum on outstanding accounts receivable. At February 29, 2004 the amount outstanding to ECS was $637,210. (2003 - $941,306).

6. Long Term Debt	Feb 29/04	May 31/03
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004. Note this debt was repaid with partial proceeds From asset disposition (see note 9)	$ -	$290,000
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in October 2004 with the balance remaining payable at that time. Note, there was an additional repayment of principal in the amount of $235,000 made during the quarter from partial proceeds from asset disposition (see note 9)	$150,777	$438,184

(b) the requirement under prior securities legislation or securities directions in respect of which the prior exemption, waiver or approval applied and the substantially similar provision of this Instrument.

13.3 Exemption for Certain Exchangeable Security Issuers

(1) In this section:

"designated exchangeable security" means an exchangeable security which provides the holder of the security with economic and voting rights which are, as nearly as possible except for tax implications, equivalent to the underlying securities;

"exchangeable security" means a security of an issuer that is exchangeable for, or carries the right of the holder to purchase, or of the parent issuer to cause the purchase of, an underlying security;

"exchangeable security issuer" means a person or company that has issued an exchangeable security;

"parent issuer", when used in relation to an exchangeable security issuer, means the person or company that issues the underlying security; and

"underlying security" means a security of a parent issuer issued or transferred, or to be issued or transferred, on the exchange of an exchangeable security.

(2) Except as provided in this subsection, this Instrument does not apply to an exchangeable security issuer if

(a) the parent issuer is the direct or indirect beneficial owner of all the issued and outstanding voting securities of the exchangeable security issuer;

(b) the parent issuer is an SEC issuer with a class of securities listed or quoted on a U.S. marketplace;

(c) the exchangeable security issuer does not issue any securities, other than

(i) designated exchangeable securities;

(ii) securities issued to the parent issuer; or

(iii) debt securities issued to banks, loan corporations, trust corporations, treasury branches, credit unions, insurance companies or other financial institutions;

(d) the exchangeable security issuer files copies of all documents the parent issuer is required to file with the SEC, at the same time as, or as soon as practicable after, the filing by the parent issuer of those documents with the SEC;

Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$9,690	$14,280
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$200,000	$280,000
Refinancing of aged accounts payable, repayable in monthly principal payments of $25,805 plus applicable interest, secured by leased equipment, and maturing in October 2007. Note this debt has been restructured by a forgiveness of debt agreement with its holder. $1 million was an immediate forgiveness, $598,873 long term accounts payable, and $401,127 from trade accounts payable. Remaining balance will be forgiven at $25,000 per month, resulting in a nil balance by December, 2005, provided that the Company fulfills certain requirements. No payments are required to retire this remaining debt.	$550,000	$1,367,713
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly installments of $5,000 and maturing in October 2004. Note this related equipment was sold in Jan/04 & Remaining debt was retired with proceeds from the sale.	$ -	$85,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning Jan 2007 and maturing in Dec 2009, and is secured by the equipment	$385,000	$385,000
	$1,295,467	$2,860,177
Less: portion due within one year	216,897	1,144,285
	$1,078,570	$1,715,892

The term loan due in October 2004 is secured by debentures having a floating charge on all assets of the Company and a fixed and specific mortgage on all real and immovable property and guarantees from SMI, ICL, and JDMSL.

(e) the exchangeable security issuer concurrently sends to all holders of designated exchangeable securities, in the manner and at the time required by U.S. laws and the requirements of any U.S. marketplace on which securities of the parent issuer are listed or quoted, all disclosure materials that are sent to holders of the underlying securities;

(f) the parent issuer is in compliance with U.S. laws and the requirements of any U.S. marketplace on which the securities of the parent issuer are listed or quoted in respect of making public disclosure of material information on a timely basis, and immediately issues in Canada and files any news release that discloses a material change in its affairs;

(g) the exchangeable security issuer issues in Canada a news release and files a material change report in accordance with Part 7 of this Instrument for all material changes in respect of the affairs of the exchangeable security issuer that are not also material changes in the affairs of its parent issuer; and

(h) the parent issuer includes in all mailings of proxy solicitation materials to holders of designated exchangeable securities a clear and concise statement that

(i) explains the reason the mailed material relates solely to the parent issuer;

(ii) indicates that the designated exchangeable securities are the economic equivalent to the underlying securities; and

(iii) describes the voting rights associated with the designated exchangeable securities.

(3) The insider reporting requirement and the requirement to file an insider profile under National Instrument 55-102 *System for Electronic Disclosure by Insiders* does not apply to any insider of an exchangeable security issuer in respect of securities of the exchangeable security issuer so long as

(a) the insider does not receive, in the ordinary course, information as to material facts or material changes concerning the parent issuer before the material facts or material changes are generally disclosed;

(b) the insider is not an insider of the parent isuer in any capacity other than by virtue of being an insider of the exchangeable security issuer;

(c) the parent issuer is the direct or indirect beneficial owner of all of the issued and outstanding voting securities of the exchangeable security issuer;

(d) the parent issuer is an SEC issuer; and

(e) the exchangeable security issuer has not issued any securities, other than

(i) designated exchangeable securities;

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

7. Convertible Debenture

The Corporation reached a restructuring agreement with the holder of it's $3,000,000 convertible debenture during the quarter. This restructuring included the forgiveness of the $1,600,000 bonus interest which had been previously expensed in fiscal 2003. A principal payment was made during the quarter in the amount of $213,300 from proceeds from asset disposition (see note 9). The term of the remaining balance of the debenture of $2,786,700 was extended to June 15, 2005, with $20,000 monthly principal repayments in each of April/04 – May/04, Sept/04 to May/05, with the remaining balance due June/05. All other terms and conditions of the debenture remain unchanged.

8. Related Party transactions

During the first nine months, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $242,066 to a company with common officers, directors and shareholders, of which $49,448 is included in accounts receivable.
b) Received cash advances during the nine months ended Feb 29, 2004 totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing and remained outstanding at the end of the third quarter and are reflected in payables & accruals as a current liability.

9. Disposition of Assets

Pursuant to an Asset Purchase Agreement, dated January 12, 2004, Globel Direct, inc completed a sale of certain assets of Jones Direct Marketing Services Ltd. to an arms length party, including certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for consideration of $2,000,000, an exchange of payables and receivable between Globel Direct, inc and the purchaser, and a proportionate share from an earn-out arrangement over the next five years, dependent on certain criteria. Globel has recorded a gain on this sale of assets of approximately $1,285,511 net of closing costs. Proceeds from the above mentioned sale of assets were used to reduce the Corporations current accounts payable by $625,000 and an additional $700,000 in payments to the Corporations term debt holders.

10. Directors and Officers of the Company

J.R. Richardson	President, Chief Executive Officer, Director
Daryl H. Gilbert	Director
R. David Webster	Director
Sandi K. Gilbert	Senior Vice President, Strategy
Leslie R. Byle	Chief Financial Officer

(ii) securities issued to the parent issuer; or

(iii) debt securities issued to the parent issuer or to banks, loan corporations, trust corporations, treasury branches, credit unions, insurance companies or other financial institutions.

13.4 Exemption for Certain Credit Support Issuers

(1) In this section:

"credit support issuer" means an issuer of securities for which a credit supporter has provided a guarantee;

"credit supporter" means a person or company that provides a guarantee for any of the payments to be made by an issuer of securities as stipulated in the terms of the securities or in an agreement governing rights of, or granting rights to, holders of the securities;

"designated credit support securities" means

(a) non-convertible debt that has an approved rating; or

(b) non-convertible preferred shares that have an approved rating,

in respect of which a credit supporter has provided a full and unconditional guarantee of the payments to be made by the credit support issuer, as stipulated in the terms of the securities or in an agreement governing the rights of holders of the securities, that results in the holder of such securities being entitled to receive payment from the credit supporter within 15 days of any failure by the credit support issuer to make a payment;

"SEC MJDS issuer" means an issuer that

(a) is incorporated or organized under the laws of the United States of America or any state or territory of the United States of America or the District of Columbia;

(b) either

(i) has a class of securities registered under section 12(b) or 12(g) of the 1934 Act, or

(ii) is required to file reports under section 15(d) of the 1934 Act;

(c) has filed with the SEC all 1934 Act filings for a period of 12 calendar months immediately before the date on which the person or company seeks to rely on the exemptions in subsections (2) or (3);

(d) is not registered or required to be registered as an investment company under the *Investment Company Act of 1940* of the United States of America, as amended; and

Schedule C – Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's third quarter ended February 29, 2004.

Major Transactions Affecting Financial Results

Globel Direct had several transactions that have impacted the financial results for it's third quarter, resulting from it's continuing restructuring efforts.

Disposition of Assets

Globel disposed of certain assets of it's wholly owned Toronto subsidiary, effective January 12, 2004 to an arms length party. This sale included certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for cash consideration of $2 million, an exchange of payables and receivables between Globel and the purchaser, and a proportionate share from an earn-out arrangement over the next five years, dependent on certain criteria. Globel has recorded a net, non-operating gain from this sale of approximately $1.28 million. Proceeds from this transaction were used to reduce current accounts payable of $625,000, and an additional $700,000 to reduce existing debt of the Company.

Forgiveness of Debt

Effective January 1, 2004, the Company reached an agreement with a major supplier, to which Globel owed $1.6 million in long-term aged and current accounts payable as of December 31, 2003. This agreement included the immediate forgiveness of $0.4 million in current accounts payable, and $0.6 million of aged long-term accounts payable, resulting in a reduction of current production expenses of 0.3 million, and non-operating gains of $0.7 million. This agreement also included the provision for future debt forgiveness of $0.6 million to be realized by monthly non-operating gains of $25,000 over the next two years.

Globel also realized an additional $1.6 million in debt forgiveness from the holder of its $3 million convertible debenture. This amount was previously expensed in 2003 fiscal year, and forgiveness is reflected as a non-operating gain.

Revenue

The disposition of customer accounts from the Company's Toronto subsidiary will reduce future revenues by approximately 20%. This began effective January 1, 2004 and as such, accounted for a 13% reduction of the Company's consolidated revenues for the quarter as compared with the prior year. Total revenue in the third quarter ended February 29, 2004 decreased to $2.7 million compared to $5.0 million in 2003. Year to date revenue has decreased to $10.0 million compared with $14.5 million for the same period in 2003.

Other factors contributing to the decrease in revenues include the soft marketing services sector, competitive pressures in certain markets, and the Company's continued focus on securing profitable recurring revenue more suited to Globel's core infrastructure. The

(e) is not an issuer formed and operated for the purpose of investing in commodity futures contracts, commodity futures, related products, or a combination of them.

(2) Except as provided in this subsection, this Instrument does not apply to a credit support issuer if,

(a) the credit supporter is the direct or indirect beneficial owner of all the issued and outstanding voting securities of the credit support issuer;

(b) the credit supporter is an SEC MJDS issuer;

(c) the credit support issuer does not issue any securities, other than

(i) designated credit support securities;

(ii) securities issued to the credit supporter or an affiliate of the credit supporter; or

(iii) debt securities issued to banks, loan corporations, trust corporations, treasury branches, credit unions, insurance companies or other financial institutions;

(d) the credit support issuer files copies of all documents the credit supporter is required to file with the SEC, at the same time or as soon as practicable after the filing by the credit supporter of those documents with the SEC;

(e) the credit supporter is in compliance with the requirements of U.S. laws and any U.S. marketplace on which securities of the credit supporter are listed or quoted in respect of making public disclosure of material information on a timely basis and immediately issues in Canada and files any news release that discloses a material change in its affairs;

(f) the credit support issuer issues in Canada a news release and files a material change report in accordance with Part 7 of this Instrument for all material changes in respect of the affairs of the credit support issuer that are not also material changes in the affairs of the credit supporter;

(g) in the case of a credit support issuer that has operations, other than minimal operations, that are independent of the credit supporter, the credit support issuer files, in electronic format,

(i) annual comparative financial information, derived from the credit support issuer's audited consolidated financial statements for its most recently completed financial year, that is accompanied by a specified procedures report of the auditors to the credit support issuer and that includes the following line items for the most recently completed financial year and the financial year immediately preceding the most recently completed financial year:

restructuring efforts evident in our third quarter results, have allowed the Company to put forth pricing that is competitive. This, coupled with Globel's steadily improving balance sheet, has increased interest in Globel's service offerings. Client satisfaction levels, as tracked through a survey program, remain high, indicating that Globel continues to deliver quality service to it's client base.

Expenses
Expenses during the third quarter of the current year were $2.7 million compared to $4.5 million in 2003, a decrease of 41%. Production expenses decreased to $1.5 million in 2004 from $2.9 million in 2003 yielding a gross margin of 45% as compared to 41% in 2003. Administration, selling and marketing expenses have also decreased in the third quarter to $1.2 million from $1.6 million in 2003.

Year to date expenses are $10.1 million compared to $14.9 million for 2003, a decrease of 32%. Production expenses year to date have decreased to $6.3 million from $9.3 million for the prior year, resulting in a year to date increase of gross margin to 37% from 36% a year earlier. Administration, selling and marketing expenses have decreased to $3.8 million from $5.6 million for the 9 months ended February 29, 2003, yielding an improvement over the prior year of 31%. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest, Amortization and other:
Interest expense for the third quarter of $0.27 million has decreased from $0.39 million from the prior year due to lower debt balances. Amortization expense for the third quarter has decreased to $0.17 million for the quarter from $0.26 million for the prior year partially due to the Company's disposition of capital assets, and it's lower asset base resulting from it's declining balance method used to calculate amortization expense.

During the third quarter, the Company realized non-operating gains totaling $3.8 million. $1.3 million was from the disposition of assets of the Company's Toronto subsidiary, $0.7 million arose from the forgiveness of debt from the Company's major supplier, $1.6 million resulted from the forgiveness of debt from Globel's debenture holder, and the remaining $0.2 million was attributable to other forgiveness of debt agreements with other suppliers of the Company.

Year to date Interest expenses have decreased slightly to $0.78 million from $0.84 million for the same period in 2003. Amortization expenses year to date have decreased to $0.57 million from $0.78 million for the same period from 2003.

Year to date non-operating gains of $4.1 million consist of $1.3 million from the Toronto asset disposition, with the balance of $2.8 million from various forgiveness of debt agreements.

Income Taxes
Due to losses from operations, the Company has not recorded any tax effect for the nine months ended February 29, 2004, comparable to the same period for 2003. As at May 31, 2003 the Company had non-capital losses aggregating to approximately $5.5 million, the related benefit

of these losses has not been recognized in the financial statements. These losses expire beginning in 2007.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and convertible debentures) was in a negative position at the end of it's third quarter of $1.1 million, compared to a negative position of $1.5 million at its recent year ended May 31, 2003, yielding a working capital ratio of 0.72 versus 0.76 from the fiscal year end. Total current liabilities however, have decreased significantly from $6.3 million at the end of Globel's latest fiscal year end of May 31, 2003 to a more manageable $3.9 million, a current debt reduction totaling $2.4 million.

Total liabilities of Globel have been reduced to $8.0 million from the recent year end balance of $13.8 million, a total improvement of $5.7 million, resulting from forgiveness of debt of $2.9 million, payments against long-term debt of $0.9 million, and other normal course business related liability reductions of $1.9 million.

Globel Direct entered into a lending arrangement with Express Commercial Services (ECS) during its first quarter of 2002. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of its third quarter, the amount currently owed to ECS was $0.6 million.

The Company successfully renegotiated one of its term loans in the second quarter, originally maturing in November of 2003. This loan now matures in October of 2004, with all other features of the loan remaining unchanged.

Globel also successfully reached an agreement with it's $3.0 million convertible debenture holder to extend the expiry date to June 15, 2005, calling for $20,000 monthly principal repayments in each of April/04 - May/04, and September/04 through May/05. All other terms and conditions of the debenture remain unchanged.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It is necessary for the Company to raise additional funds to support current operations and future growth.

Outlook

The Company's management continues to look for new avenues to further its restructuring and repositioning efforts throughout the balance of the fiscal year.

globel direct is a multi-site production out-source facility that services the marketing and billing sectors and provides data management, personalized document creation and distribution by phone, mail, fax and the Internet our expertise lies in our ability to enhance transactional data with relevant marketing messages and variable charts, and to improve document integrity for quality control and archival we provide integrated offline and online solutions for marketing, billing, customer service and fulfillment we listen, and bring people, technology and experience together to deliver results

for investor information contact

J.R. Richardson
President

403.531.6579
jr@globel.com

or visit us online at **www.globel.com**

Head Office
Globel Direct inc.
1324 36 Avenue NE
Calgary AB T2E 8S1
403.531.6550 Voice
403.531.6560 Fax

FORM 51-901F

Quarterly Report

Incorporated as part of:	__________ Schedule A
	___X___ Schedules B & C
ISSUER DETAILS:	
NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	February 29, 2004
DATE OF REPORT:	April 20, 2004
CONTACT EMAIL ADDRESS:	leslie.byle@globel.com
WEB SITE ADDRESS:	www.globel.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

R. David Webster	"R. David Webster"	April 20, 2004
NAME OF DIRECTOR		DATED
Daryl H. Gilbert	"Daryl Gilbert"	April 20, 2004
NAME OF DIRECTOR		DATED

Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of nine months ended February 29, 2004 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Unrecorded amounts

Certain transactions relating to the refinancing of lease commitments payable for the year ended May 31, 2002 were previously included in the future commitments disclosure and not recorded on the balance sheet. The Company has also restated its tax position as no taxes were deemed as payable or recoverable for the year ended May 31, 2003. As a result, the Company retroactively restated the following as at it's third quarter ended February 28, 2003:

	As reported	Change	Restated
Production expense	$ 8,354,510	$ 963,039	$ 9,317,549
Income tax recovery	$ (484,315)	$ 484,315	$ -
Net loss	$ (591,940)	$(1,447,354)	$(2,039,294)
Deficit, February 28, 2003	$(6,383,133)	$(1,447,354)	$(7,830,487)
Long-term debt	$ 517,200	$ 963,039	$ 1,480,239

3. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2003, the Corporations latest annual report.

4. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares

Unlimited number of Series A non-cumulative non-voting second preferred shares

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2003	34,134,218	$5,733,347
Share issue costs		$ 1,232
Balance, February 29, 2004	34,134,218	$5,732,115

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2003 – 17,093,054). Diluted earnings per share have not been presented as they are not materially dilutive.

5. Factor line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ESC), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this lending facility, the Company can borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company will receive in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables and carries an equivalent interest rate of 34% per annum on outstanding accounts receivable. At February 29, 2004 the amount outstanding to ECS was $637,210. (2003 - $941,306).

6. Long Term Debt	Feb 29/04	May 31/03
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004. Note this debt was repaid with partial proceeds From asset disposition (see note 9)	$ -	$290,000
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in October 2004 with the balance remaining payable at that time. Note, there was an additional		

repayment of principal in the amount of $235,000 made during the quarter from partial proceeds from asset disposition (see note 9)	$150,777	$438,184
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$9,690	$14,280
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$200,000	$280,000
Refinancing of aged accounts payable, repayable in monthly principal payments of $25,805 plus applicable interest, secured by leased equipment, and maturing in October 2007. Note this debt has been restructured by a forgiveness of debt agreement with its holder. $1 million was an immediate forgiveness, $598,873 long term accounts payable, and $401,127 from trade accounts payable. Remaining balance will be forgiven at $25,000 per month, resulting in a nil balance by December, 2005, provided that the Company fulfills certain requirements. No payments are required to retire this remaining debt.	$550,000	$1,367,713
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly installments of $5,000 and maturing in October 2004. Note this related equipment was sold in Jan/04 & Remaining debt was retired with proceeds from the sale.	$ -	$85,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning Jan 2007 and maturing in Dec 2009, and is secured by the equipment	$385,000	$385,000
	$1,295,467	$2,860,177
Less: portion due within one year	216,897	1,144,285
	$1,078,570	$1,715,892

The term loan due in October 2004 is secured by debentures having a floating charge on all assets of the Company and a fixed and specific mortgage on all real and immovable property and guarantees from SMI, ICL, and JDMSL.

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

7. Convertible Debenture

The Corporation reached a restructuring agreement with the holder of it's $3,000,000 convertible debenture during the quarter. This restructuring included the forgiveness of the $1,600,000 bonus interest which had been previously expensed in fiscal 2003. A principal payment was made during the quarter in the amount of $213,300 from proceeds from asset disposition (see note 9). The term of the remaining balance of the debenture of $2,786,700 was extended to June 15, 2005, with $20,000 monthly principal repayments in each of April/04 – May/04, Sept/04 to May/05, with the remaining balance due June/05. All other terms and conditions of the debenture remain unchanged.

8. Related Party transactions

During the first nine months, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $242,066 to a company with common officers, directors and shareholders, of which $49,448 is included in accounts receivable.
b) Received cash advances during the nine months ended Feb 29, 2004 totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing and remained outstanding at the end of the third quarter and are reflected in payables & accruals as a current liability.

9. Disposition of Assets

Pursuant to an Asset Purchase Agreement, dated January 12, 2004, Globel Direct, inc completed a sale of certain assets of Jones Direct Marketing Services Ltd. to an arms length party, including certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for consideration of $2,000,000, an exchange of payables and receivable between Globel Direct, inc and the purchaser, and a proportionate share from an earn-out arrangement

over the next five years, dependent on certain criteria. Globel has recorded a gain on this sale of assets of approximately $1,285,511 net of closing costs.
Proceeds from the above mentioned sale of assets were used to reduce the Corporations current accounts payable by $625,000 and an additional $700,000 in payments to the Corporations term debt holders.

10. Directors and Officers of the Company

J.R. Richardson - President, Chief Executive Officer, Director
Daryl H. Gilbert - Director
R. David Webster - Director
Sandi K. Gilbert - Senior Vice President, Strategy
Leslie R. Byle - Chief Financial Officer

Schedule C

Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's third quarter ended February 29, 2004.

Major Transactions Affecting Financial Results

Globel Direct had several transactions that have impacted the financial results for it's third quarter, resulting from it's continuing restructuring efforts.

Disposition of Assets

Globel disposed of certain assets of it's wholly owned Toronto subsidiary, effective January 12, 2004 to an arms length party. This sale included certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for cash consideration of $2 million, an exchange of payables and receivables between Globel and the purchaser, and a proportionate share from an earn-out arrangement over the next five years, dependent on certain criteria. Globel has recorded a net, non-operating gain from this sale of approximately $1.28 million. Proceeds from this transaction were used to reduce current accounts payable of $625,000, and an additional $700,000 to reduce existing debt of the Company.

Forgiveness of Debt

Effective January 1, 2004, the Company reached an agreement with a major supplier, to which Globel owed $1.6 million in long-term aged and current accounts payable as of December 31, 2003. This agreement included the immediate forgiveness of $0.4 million in current accounts payable, and $0.6 million of aged long-term accounts payable, resulting in a reduction of current production expenses of 0.3 million, and non-operating gains of $0.7 million. This agreement also included the provision for future debt forgiveness of $0.6 million to be realized by monthly non-operating gains of $25,000 over the next two years.

Globel also realized an additional $1.6 million in debt forgiveness from the holder of its $3 million convertible debenture. This amount was previously expensed in 2003 fiscal year, and forgiveness is reflected as a non-operating gain.

Revenue

The disposition of customer accounts from the Company's Toronto subsidiary will reduce future revenues by approximately 20%. This began effective January 1, 2004 and

as such, accounted for a 13% reduction of the Company's consolidated revenues for the quarter as compared with the prior year.
Total revenue in the third quarter ended February 29, 2004 decreased to $2.7 million compared to $5.0 million in 2003.
Year to date revenue has decreased to $10.0 million compared with $14.5 million for the same period in 2003.
Other factors contributing to the decrease in revenues include the soft marketing services sector, competitive pressures in certain markets, and the Company's continued focus on securing profitable recurring revenue more suited to Globel's core infrastructure. The restructuring efforts evident in our third quarter results, have allowed the Company to put forth pricing that is competitive. This, coupled with Globel's steadily improving balance sheet, has increased interest in Globel's service offerings. Client satisfaction levels, as tracked through a survey program, remain high, indicating that Globel continues to deliver quality service to it's client base.

Expenses

Expenses during the third quarter of the current year were $2.7 million compared to $4.5 million in 2003, a decrease of 41%. Production expenses decreased to $1.5 million in 2004 from $2.9 million in 2003 yielding a gross margin of 45% as compared to 41% in 2003. Administration, selling and marketing expenses have also decreased in the third quarter to $1.2 million from $1.6 million in 2003.

Year to date expenses are $10.1 million compared to $14.9 million for 2003, a decrease of 32%. Production expenses year to date have decreased to $6.3 million from $9.3 million for the prior year, resulting in a year to date increase of gross margin to 37% from 36% a year earlier. Administration, selling and marketing expenses have decreased to $3.8 million from $5.6 million for the 9 months ended February 29, 2003, yielding an improvement over the prior year of 31%. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest, Amortization and other:

Interest expense for the third quarter of $0.27 million has decreased from $0.39 million from the prior year due to lower debt balances.
Amortization expense for the third quarter has decreased to $0.17 million for the quarter from $0.26 million for the prior year partially due to the Company's disposition of capital assets, and it's lower asset base resulting from it's declining balance method used to calculate amortization expense.
During the third quarter, the Company realized non-operating gains totaling $3.8 million. $1.3 million was from the disposition of assets of the Company's Toronto subsidiary, $0.7 million arose from the forgiveness of debt from the Company's major supplier, $1.6 million resulted from the forgiveness of debt from Globel's debenture holder, and the

remaining $0.2 million was attributable to other forgiveness of debt agreements with other suppliers of the Company.

Year to date Interest expenses have decreased slightly to $0.78 million from $0.84 million for the same period in 2003.
Amortization expenses year to date have decreased to $0.57 million from $0.78 million for the same period from 2003.
Year to date non-operating gains of $4.1 million consist of $1.3 million from the Toronto asset disposition, with the balance of $2.8 million from various forgiveness of debt agreements.

Income Taxes

Due to losses from operations, the Company has not recorded any tax effect for the nine months ended February 29, 2004, comparable to the same period for 2003. As at May 31, 2003 the Company had non-capital losses aggregating to approximately $5.5 million, the related benefit of these losses has not been recognized in the financial statements. These losses expire beginning in 2007.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and convertible debentures) was in a negative position at the end of it's third quarter of $1.1 million, compared to a negative position of $1.5 million at its recent year ended May 31, 2003, yielding a working capital ratio of 0.72 versus 0.76 from the fiscal year end. Total current liabilities however, have decreased significantly from $6.3 million at the end of Globel's latest fiscal year end of May 31, 2003 to a more manageable $3.9 million, a current debt reduction totaling $2.4 million.

Total liabilities of Globel have been reduced to $8.0 million from the recent year end balance of $13.8 million, a total improvement of $5.7 million, resulting from forgiveness of debt of $2.9 million, payments against long-term debt of $0.9 million, and other normal course business related liability reductions of $1.9 million.

Globel Direct entered into a lending arrangement with Express Commercial Services (ECS) during its first quarter of 2002. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of its third quarter, the amount currently owed to ECS was $0.6 million.

The Company successfully renegotiated one of its term loans in the second quarter, originally maturing in November of 2003. This loan now matures in October of 2004, with all other features of the loan remaining unchanged.

Globel also successfully reached an agreement with it's $3.0 million convertible debenture holder to extend the expiry date to June 15, 2005, calling for $20,000 monthly

principal repayments in each of April/04 – May/04, and September/04 through May/05. All other terms and conditions of the debenture remain unchanged.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It is necessary for the Company to raise additional funds to support current operations and future growth.

Outlook

The Company's management continues to look for new avenues to further its restructuring and repositioning efforts throughout the balance of the fiscal year.

GLOBEL
DIRECT

1324 – 36th Avenue NE
Calgary, Alberta T2E 8S1
Phone: 403-531-6550
Fax: 403-531-6560

April 20, 2004

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Globel Direct, Inc.

We confirm that the following materials were sent by pre-paid mail on or about April 20, 2004 to the registered shareholders of Globel Direct, Inc. and to the supplemental mail list of the corporation pursuant to Canadian Securities Administrators National Instrument 54-101 regarding shareholder communications.

1. Financial Statements for the Third quarter ended February 29, 2004

Yours truly,

Globel Direct, Inc.

Holly Johnson
Essential Services Coordinator.